SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 08, 2013

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 08, 2013

By: /s/ Susan Swabey
-----------------

Susan Swabey
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

08 March 2013

Smith & Nephew plc announces that it has been informed of the following transactions by Directors and persons discharging managerial responsibilities ("PDMRs") in relation to conditional awards over shares:

1. PERFORMANCE SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

Name	Grant date	Director/PDMR	Number of shares subject to award shown at target vesting
Olivier Bohuon	07.03.2013	Director	120,464
Julie Brown	07.03.2013	Director	66,433
John Campo	07.03.2013	PDMR	26,009
Francisco Canal Vega	07.03.2013	PDMR	24,576
Michael Frazzette	07.03.2013	PDMR	29,183
R. Gordon Howe	07.03.2013	PDMR	20,995
Helen Maye	07.03.2013	PDMR	21,365
Cyrille Petit	07.03.2013	PDMR	23,076
Rosalind Rivaz	07.03.2013	PDMR	18,506
Roger Teasdale	07.03.2013	PDMR	23,307

(i)      There are performance conditions attached to the vesting of performance share awards. These awards will vest on 7 March 2016, subject to the achievement of the performance conditions which are measured from 1 January 2013 to 31 December 2015.

(ii)      The numbers of shares subject to the above awards are shown at target vesting.  Should maximum vesting be achieved, participants will receive 2x the number of shares shown above.  Awards will vest on a straight line basis between target and maximum.

(iii) Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

2. EQUITY INCENTIVE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

Name	Grant date	Director/PDMR	Number of shares subject to award
Olivier Bohuon	07.03.2013	Director	82,423
John Campo	07.03.2013	PDMR	26,009
Francisco Canal Vega	07.03.2013	PDMR	22,341
Michael Frazzette	07.03.2013	PDMR	29,183
R. Gordon Howe	07.03.2013	PDMR	20,995
Helen Maye	07.03.2013	PDMR	25,250
Cyrille Petit	07.03.2013	PDMR	15,524
Rosalind Rivaz	07.03.2013	PDMR	18,506
Roger Teasdale	07.03.2013	PDMR	23,307

(i)      The awards will normally vest in equal annual tranches over three years following the award date subject to continued achievement of objectives. In the event that objectives are not met in any of the three years, the portion of shares due to vest on the following anniversary will lapse.

(ii) Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

3. SHARE AWARD ON JOINING

Name	Grant date	Director/PDMR	Number of shares subject to award
Julie Brown	07.03.2013	Director	75,000

(i) The award will normally vest in equal tranches on each of 4 February 2014, 4 February 2015 and 4 February 2016.
(ii) The award will vest, subject to continued employment, in equal tranches over 3 years following the award date.

4. PARTIAL VESTING OF 2012 EQUITY INCENTIVE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010

Name of PDMR	Number of ordinary shares acquired	Number of ordinary shares sold	Total ordinary shares held following notification
Michael Frazette (iii)	10,590	4,024	123,790
Olivier Bohoun (iii)	30,482	7,634	59,863
John Campo (iii)	8,581	3,935	76,166
Roger Teasdale (iii)	8,842	4,610	41,261
Rosalind Rivaz (iii)	6,382	3,328	3,054
R. Gordon Howe	9,005	9,005	59,295
Helen Maye	9,579	0	19,142
Francisco Canal Vega	8,262	0	8,262
Guy Kelvin Johnson	8,083	0	55,043

(i) The awards were granted under the GSP 2010 on 8 March 2012. One third of the shares vested on 8 March 2013, one third will vest on 8 March 2014 and one third will vest on 8 March 2015.
(ii) The market value of ordinary shares acquired and sold on 8 March 2013 was 725.5549p per ordinary share.
(iii) Ordinary shares were sold to cover taxation obligations arising on the vesting of the awards.

Notes:

1. The ordinary shares were released and sold in London, UK.

2. The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc

Tel: 020 7401 7646